SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 February, 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland Group

(The Governor and Company of the Bank of Ireland)

Total Voting Rights

In conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007, the Governor and Company of the Bank of Ireland ("
Bank of Ireland
") announces that, as at 22 February 2010:

1.         Bank of Ireland has in issue 1,188,611,367 units of Ordinary Stock, of nominal value €0.64 each, with voting rights (the "
Ordinary Stock
").  Bank of Ireland holds 22,008,690 units of Ordinary Stock in treasury which do not carry voting rights; and
2.         Bank of Ireland has in issue 3,500,000,000 units of preference stock of €0.01 each (the "
2009 Preference Stock
") with certain voting rights exercisable in certain circumstances.  Specifically, the 2009 Preference Stock carries voting rights only in respect of resolutions at a general court of the Bank of Ireland for the appointment or removal of directors and certain matters relating to a proposed change of control of the Bank of Ireland, in each case the voting rights attaching to the Preference Stock being equivalent to 25% of all votes capable of being cast by stockholders on a poll at a general court of the Bank of Ireland. The voting rights are more particularly set out in the Bye-Laws of the Bank of Ireland.
Bank of Ireland has in issue warrants which enable the holder to acquire 334,737,148 units of Ordinary Stock. The units of Ordinary Stock issued pursuant to the exercise of these warrants entitle a Government Preference Stockholder (currently the National Pensions Reserve Fund Commission) to exercise no more than 50 per cent. of the voting rights attaching to such units of Ordinary Stock, although this restriction does not apply to a holder of such Ordinary Stock that is not a Government Preference Stockholder.
The Ordinary Stock in issue figure of 1,188,611,367 should, therefore, be used by stockholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Bank of Ireland, under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules of the Financial Regulator.

23 February 2010

Helen Nolan
Group Secretary
+353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:23 February, 2010